FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Presentation of HDD business update dated April 22, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date April 22, 2010	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

Hitachi Global Storage Technologies

Steve Milligan

President & Chief Executive Officer

April 22, 2010

©2010, Hitachi Global Storage Technologies, All rights reserved.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors; exchange rate fluctuations for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro; uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds; the potential for significant losses on Hitachi’s investments in equity method affiliates; legislative and regulatory changes enacted by the new Japanese government; increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems, the Electronic Devices and the Digital Media & Consumer Products segments; uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products; rapid technological innovation; the possibility of cost fluctuations during the lifetime of or cancellation of long-term contracts, for which Hitachi uses the percentage-of-completion method to recognize revenue from sales; fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins; fluctuations in product demand and industry capacity; uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials; uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business; uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures; general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations; uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products; uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies; uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties; the possibility of incurring expenses resulting from any defects in products or services of Hitachi; the possibility of disruption of Hitachi’s operations in Japan by earthquakes or other natural disasters; uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information and that of its customers; uncertainty as to the accuracy of key assumptions Hitachi uses to valuate its significant employee benefit related costs; and uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

© 2010, Hitachi Global Storage Technologies

2

Hitachi GST Global Operations

2009 Revenue: US$4.8B 35,000 Employees US Headquarters: San Jose, CA One of the industry’s largest patent portfolios

US Headquarters

San Jose, CA

Sales offices & technical support located WW

Manufacturing

Laguna, Philippines Odawara, Japan Prachinburi, Thailand San Jose, CA Sarawak, Malaysia Shenzhen, China Singapore

Research & Development

Fujisawa, Japan Odawara, Japan Rochester, Minnesota San Jose, California

© 2010, Hitachi Global Storage Technologies

Complete Product Portfolio

HITACHI
Inspire the Next


Personal Storage
SimpleDRIVE, SimpleTOUGH and G-Technology
Endurastar
CinemaStar
Solid State Drives (SSD)
Mobile 2.5-inch
Travelstar series
Desktop 3.5-inch
Deskstar series
Enterprise 2.5/3.5-inch
Ultrastar series

© 2010, Hitachi Global Storage Technologies

4

Recent Key Milestones

2007 2008 2009 2010

Recruit leadership team

Focus on profitable execution

Accelerate growth

SSD partnership with Intel Branded products acquisition Substrate manufacturing acquisition

© 2010, Hitachi Global Storage Technologies

Improving Financial Performance

$B

6 5 4 3 2 1 0

Revenue

$5.6 $5.6

$4.8

2007 2008 2009

Operating Income / Margin %

$M

300 200 100 0 (100) (200) (300)

3.7%

2.2%

(5.1%)

2007 2008 2009

Gross Margin

20% 15% 10% 5%

17.8% 18.3%

8.9%

2007 2008 2009

Free Cash Flow *

$M

500 250 0 (250) (500)

$400 $393

($461)

2007 2008 2009

* Cash flow from operations net of Capex

Successful Business Transformation During Challenging Economic Period

© 2010, Hitachi Global Storage Technologies

Competitive Overview

Hitachi GST

Segment

Share

Overall

15.6%

Mobile

20.3%

Desktop

10.5%

Enterprise

22.5%

Source: IDC 4Q09 WW HDD Shipments

Segments Competitors

Personal Storage

Mobile

Desktop

Enterprise

Seagate

Western

Digital

Samsung

Toshiba

Vertically Integrated

© 2010, Hitachi Global Storage Technologies

7

Competitive Financial Trends

Hitachi has the Opportunity to Profitably Expand its Market Presence While Building Long-Term Value

Revenue

B$

3.5

3.0

2.5

2.0

1.5

1.0

0.5

0.0

1Q Results

Gross Margin %

35%

30%

25%

20%

15%

10%

5%

0%

CY 3Q08

4Q08

1Q09

2Q09

3Q09

4Q09

STX Rev

STX GM%

WDC Rev

WDC GM%

HGST Rev

HGST GM%

© 2010, Hitachi Global Storage Technologies

8

Competitive Financial Trends

Hitachi has the Opportunity to Profitably Expand its Market Presence While Building Long-Term Value

Revenue

B$

3.5

3.0

2.5

2.0

1.5

1.0

0.5

0.0

1Q Results

Gross Margin %

35%

30%

25%

20%

15%

10%

5%

0%

CY 4Q08

1Q09

2Q09

3Q09

4Q09

1Q10

STX Rev

STX GM%

WDC Rev

WDC GM%

HGST Rev

HGST GM%

© 2010, Hitachi Global Storage Technologies

9

Evolving Storage Markets – Threats & Opportunities

Storage continues to undergo a long-term transformation

Data Volume

Isolated PC &

Network Storage

Connectivity IP Networks & SANs

Data Storage

Cloud Computing

1980 1990 2000 2010

Change

Mobility and netbooks

Digital photography & HD video Social networking Unstructured data growth

Growth

Personal content Internet content and files Regulatory requirements Internet search

Efficiency

Virtualization Data de-duplication

Cloud storage & online services Low-cost infrastructure

© 2010, Hitachi Global Storage Technologies

HDD Market Outlook

Industry Revenue Growth

(2009-2012 % CAGR)

Enterprise (SSD)

59.3%

Personal Storage

27.7

Mobile

10.5

Consumer Electronics 7.2

Enterprise (HDD)

(1.5)

Desktop

(7.8)

Total

7.4%

B$

40

33.9

30

20

10

0

IDC Forecast Update, Feb. 2010

2009

2010

2011

2012

M Units

800

700

600

500

400

300

200

100

0

Source: IDC Dec. 2009

Hitachi GST is Targeting Profitable Gains in High Growth Segments

© 2010, Hitachi Global Storage Technologies

Strategic Focus Areas: 2010 and Beyond

Optimize long-term performance of the core HDD business

Optimize supply chain Improve asset utilization Realize profitable growth

Pursue new storage market opportunities for long-term revenue and earnings growth

Personal Storage Solid State Drives (SSD)

Continue disciplined investment in technology leadership

Strategic focus on new technologies and products Selective product differentiation

© 2010, Hitachi Global Storage Technologies

Optimizing the Core – Key Elements

Hitachi GST Focus Areas

Market driven product planning

Technology competitiveness

Predictable and repeatable development process

Flexible and responsive manufacturing

Supply Chain Management (SCM) efficiency

Effective distribution channels

Market & Product Planning

Technology

Go To Market

Product Development

Supply Chain

Manufacturing

© 2010, Hitachi Global Storage Technologies

Focus on Profitable Execution

Improving Gross Margin and Cost Efficiencies

Product mix optimization Supply chain efficiency Manufacturing footprint

Disciplined Approach to Managing Operating Expense

Improving operational execution to drive scale

Selective investments for higher margin opportunities

Capital Investments for Profitable Growth

Targeted investments for capacity and technology enhancements Productivity improvements and asset optimization

© 2010, Hitachi Global Storage Technologies

Long-Term Financial Models

Financial Metrics

Gross Margin

Operating Expense % to Sales

Operating Margin

Capital Expense % to Sales

Seagate

22%-26%

10%-12%

10%-14%

6%-8%

Western Digital

18%-23%

9%-10%

10%-14%

7%

Source: Seagate: NASDAQ Investor Conference (12/1/09) WD: F2Q10 Earnings Call Transcript

Hitachi GST is Positioned to Have a Highly Competitive Long-Term Financial Model

© 2010, Hitachi Global Storage Technologies

Hitachi GST 1Q10 Results

Financial Metrics

Revenue

Gross Margin

Operating Profit

Operating Margin

1Q10*

$1.46B

+42% YoY

$422M

28.9%

$217M

14.9%

1Q09*

$1.03B

$118M

11.5%

($57M)

(5.6%)

* Quarterly results are unaudited

Strong Financial Results and Ongoing Profitable Execution

© 2010, Hitachi Global Storage Technologies

Integrated Value Creation Model

HITACHI
Inspire the Next


Value Creation
Growth Opportunities
Core Optimization
Core Improvements
2009
2010
2011
2012
2013
2014


Build IP and Software Portfolio
Expand Beyond HDD For Revenue Growth & Increased GM
Disciplined Investment in Next Generation Technology
Optimized Long-term Value Creation
Improve Balance Sheet & Capital Structure
Attract & Retain World-class Talent
Strengthen HDD Cost Model
Improve Core Operational Execution

Value Creation Levers

- Complete core HDD optimization
- Expand storage portfolio
- Reduce debt through cash flow
- Invest in new storage technology
- Leverage partnerships & acquisitions

© 2010, Hitachi Global Storage Technologies

17

Summary

Hitachi GST has a highly competitive, vertically-integrated business model

Company transformation continues with improving trends in sustained profitability and cash flow

Focused on responsible and profitable growth

Improving scalability with disciplined cost management

Optimizing core HDD business and building long-term leadership with differentiated, higher margin offerings

Hitachi GST is Poised for Industry Leading Growth and Long-Term Value Creation

© 2010, Hitachi Global Storage Technologies

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